UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 21, 2021

MONTES ARCHIMEDES ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39597 (Commission File Number)	85-1830874 (I.R.S. Employer Identification No.)

2884 Sand Hill Road, Suite 100 Menlo Park, CA (Address of principal executive offices)		94025 (Zip Code)

(Registrant’s telephone number, including area code): (650) 384-6558

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant	MAACU	The Nasdaq Stock Market LLC

Shares of Class A common stock included as part of the units	MAAC	The Nasdaq Stock Market LLC

Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	MAACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

Supplemental Disclosures to Proxy Statement

As previously disclosed, on May 1, 2021, Montes Archimedes Acquisition Corp. (“MAAC” or the “Company”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among MAAC, Roivant Sciences Ltd., a Bermuda exempted limited company (“Roivant”), and Rhine Merger Sub, Inc., a Delaware corporation.

On May 29, 2021, July 13, 2021, August 25, 2021, August 26, 2021 and September 20, 2021, MAAC received letters (the “Shareholder Letters”) on behalf of purported stockholders of MAAC claiming certain allegedly material omissions in the preliminary proxy statement filed on May 14, 2021 and/or the definitive proxy statement filed on August 10, 2021 by MAAC in connection with the transactions contemplated by the Business Combination Agreement (together, the “Business Combination”). As noted above, on August 10, 2021, MAAC filed the definitive proxy statement relating to the Business Combination (the “Definitive Proxy Statement”).

While MAAC believes that the disclosures set forth in the preliminary proxy statement and Definitive Proxy Statement comply fully with applicable law, in order to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, MAAC has determined to voluntarily supplement the Definitive Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, MAAC specifically denies all allegations in the Stockholder Letters that any additional disclosure was or is required. MAAC believes the Stockholder Letters are without merit.

Supplemental Disclosures to Definitive Proxy Statement

The following supplemental information should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. All page references are to pages in the Definitive Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Definitive Proxy Statement.

The following disclosure replaces the fifth paragraph under the heading “Business Combination — The Business Combination Agreement — Background of the Business Combination” on page 170 of the Definitive Proxy Statement.

During this search, MAAC and MAAC Sponsor initiated contact with or were contacted by various representatives regarding more than 70 potential business combination targets that represent a broad array of potential targets across the healthcare industry, which encompasses, among other things, biopharmaceuticals, pharmaceutical value chain, medical devices, diagnostics, providers, digital health and consumer health. Notably, on October 7, 2020, Mr. Matthew Gline, then Roivant’s Chief Financial Officer and currently Roivant’s Chief Executive Officer, contacted Mr. James C. Momtazee, the Chairman and Chief Executive Officer of MAAC, by email to congratulate Mr. Momtazee on the pricing of the MAAC initial public offering. Mr. Gline also expressed an interest in scheduling a time at a future date for Mr. Vivek Ramaswamy, then Roivant’s Chief Executive Officer and currently Roivant’s Executive Chairman, Mr. Gline and Mr. Momtazee to discuss Roivant and its business. Mr. Momtazee had known Mr. Ramaswamy and Mr. Gline for a number of years prior to Mr. Gline reaching out and proposing a discussion. Mr. Momtazee met Mr. Ramaswamy in 2015 when Mr. Momtazee served as the Head of KKR’s Americas Health Care team. Subsequently, after Mr. Gline joined Roivant, Mr. Ramaswamy introduced Mr. Momtazee to Mr. Gline.  Mr. Momtazee stayed in touch intermittently with Messrs. Ramaswamy and Gline since initially meeting them.

The following disclosure replaces the first paragraph under the heading “Summary of MAAC Financial Analysis — Interests in Material Private Vants” on page 186 of the Definitive Proxy Statement.

With respect to the material private Vants, MAAC’s management reviewed the market capitalizations of comparable publicly traded companies and, with respect to Dermavant, performed a selected precedent transaction analysis for two comparators (Otezla, which was acquired by Amgen on November 20, 2019, and Anacor Pharmaceuticals, which was acquired by Pfizer on June 24, 2016), in each case selected based on the experience and the professional judgment of MAAC’s management. While more companies could have been included, MAAC management selected the companies below based on the targeted disease of the Vant’s development program, comparable stage of drug development, comparable drug mechanism of action, comparable target indications or comparable technologies. In particular, MAAC selected publicly traded companies that are oriented towards (a) atopic dermatitis and plaque psoriasis treatment, (b) sickle cell gene therapy, (c) targeted protein degrader platforms, and (d) computational small molecule discovery engines, in each case that MAAC deemed relevant for analysis.

The following disclosure replaces the second paragraph under the heading “Executive Compensation — MAAC” on page 384 of the Definitive Proxy Statement.

None of our executive officers or directors have received any cash compensation for services rendered to us. In addition, the MAAC Sponsor, our executive officers and directors, and any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to the MAAC Sponsor, our executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and completing an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by MAAC to the MAAC Sponsor, MAAC’s executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination. At the time the terms of the Business Combination were negotiated, MAAC and Roivant discussed, and ultimately agreed, that James C. Momtazee would continue to serve as a director of Roivant following the closing of the Business Combination.  MAAC is not aware of any other discussions concerning any post-closing employment or service arrangements involving any MAAC director or officer, on the one hand, and Roivant, on the other hand.

Additional Information

In connection with the proposed business combination (the “Business Combination”) between MAAC and Roivant, Roivant has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC that includes a definitive prospectus with respect to Roivant’s securities to be issued in connection with the Business Combination and a definitive proxy statement/prospectus with respect to the stockholder meeting of MAAC to vote on the Business Combination. Stockholders of MAAC and other interested persons are encouraged to read the definitive proxy statement/prospectus filed by MAAC with the SEC on August 10, 2021 (the “Definitive Proxy Statement”) in connection with MAAC’s solicitation of proxies, as well as the annexes thereto and the other documents to be filed with the SEC because these documents contain important information about MAAC, Roivant and the Business Combination. The Definitive Proxy Statement was declared effective on August 10, 2021 and was mailed to stockholders of MAAC as of August 10, 2021, the record date established for voting on the Business Combination. Stockholders of MAAC may also obtain a copy of the Definitive Proxy Statement and other documents filed or to be filed with the SEC without charge, by directing a request to: Montes Archimedes Acquisition Corp., 724 Oak Grove Ave., Suite 130, Menlo Park, California 94025. The Definitive Proxy Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

MAAC, Roivant, their affiliates, and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this communication under the rules of the SEC. Information about the directors and executive officers of MAAC and their ownership is set forth in MAAC’s filings with the SEC, including the Definitive Proxy Statement, Form 10-K for the year ended December 31, 2020 (as amended on May 14, 2021) and subsequent filings, including on Form 10-Q and Form 4, all of which are or will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Montes Archimedes Acquisition Corp., 724 Oak Grove Ave., Suite 130, Menlo Park, California 94025. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the MAAC stockholders in connection with the Business Combination is set forth in the Definitive Proxy Statement. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of MAAC and Roivant believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of MAAC and Roivant caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Definitive Proxy Statement relating to the Business Combination and other documents filed by MAAC or Roivant from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the Business Combination, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither MAAC nor Roivant can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Business Combination due to the failure to satisfy certain closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by MAAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the Definitive Proxy Statement. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by MAAC, Roivant, their respective directors, officers or employees or any other person that MAAC and Roivant will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of MAAC and Roivant, as applicable, as of the date of this communication. Subsequent events and developments may cause that view to change. However, while MAAC and Roivant may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of MAAC or Roivant as of any date subsequent to the date of this communication.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONTES ARCHIMEDES ACQUISITION CORP.

Date: September 21, 2021	By:	/s/ Maria C. Walker
Name: Maria C. Walker
Title: Chief Financial Officer